Filed by Deltic Timber Corporation

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Deltic Timber Corporation

(Commission File No.: 1-12147)

The following FAQ was made available by Deltic Timber Corporation on October 23, 2017.

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PotlatchDeltic Merger – Frequently Asked Questions

1.	What did Deltic announce?

•	We announced that Deltic Timber has entered into a merger agreement with Potlatch Corporation, providing for the two companies to be combined through an all-stock transaction.

•	When we complete this strategic combination, we will be creating one of the nation’s premier timber and forest products companies.

•	It will be a major win for our two companies, shareholders, employees, customers, and the communities we serve.

2.	What does “an all-stock transaction” mean?

•	An “all-stock transaction” means that Deltic stockholders will exchange their shares in the company for Potlatch shares, rather than exchange them for cash. Potlatch will issue its shares to complete the merger at an exchange ratio of 1.80 Potlatch shares for each Deltic share. This transaction structure will also provide stockholders of both companies to participate in the significant upside potential of this combination.

3.	Why this transaction? Why now?

•	Earlier this year we started a thorough process of evaluating Deltic’s assets, competitive position and market risks and opportunities.

•	This evaluation resulted in our August announcement that the Board of Directors was assessing a comprehensive range of strategic alternatives.

•	That assessment included internal strategic initiatives focused on optimizing assets, concentrating on our core competencies and evaluating tax efficient alternatives.

•	The assessment also included evaluating external strategic options - we conducted a thoughtful exploration process with a number of industry participants regarding a potential strategic transaction.

•	The Board of Directors and management team believe Potlatch has many attributes that make it an ideal partner.

4.	Who is Potlatch?

•	Potlatch is a leading timber and forest products company based in Spokane, Washington with approximately 1.4 million acres of timberland in Alabama, Arkansas, Idaho, Minnesota and Mississippi.

•	Potlatch also has a recognized operational excellence in wood products manufacturing facilities, and has a leading higher better use land sales business.

5.	Why did Deltic choose Potlatch?

•	We know Potlatch well, and know we share similar values and visions for our industry, as well as a relentless focus on execution.

6.	What does this mean for employees?

•	Potlatch and Deltic both have dedicated employees who we expect will benefit from being part of a larger, more diversified organization.

•	Until the transaction closes, Deltic and Potlatch remain separate and independent companies.

•	As such, it is business as usual at Deltic and we must all remain focused on our daily responsibilities.

7.	Where will the combined company be headquartered and who will lead it?

•	The combined company will be renamed PotlatchDeltic once the transaction is completed and will maintain a presence in El Dorado, AR, which will serve as the southern operational headquarters.

•	Potlatch’s Chairman and Chief Executive Officer will continue to serve in that role for the combined company.

•	Deltic’s CEO - John Enlow, will transition to the role of Vice Chairman and will lead the integration of the two businesses.

•	The combined company Board will expand to 12 members, 8 of which will be existing Potlatch directors and 4 of which will be existing Deltic directors.

8.	When will the transaction be completed and what is expected between now and then?

•	The transaction is expected to close in first half 2018 following stockholder approval from both companies, receipt of required regulatory approvals and satisfaction of other customary closing conditions.

•	Until that time, Deltic and Potlatch remain separate and independent companies.

9.	How will the integration process of Deltic and Potlatch be managed?

•	We are excited about the combination of Deltic and Potlatch, however, we will be operating as separate companies until the combination closes in 2018.

•	Over the coming months, we expect to build a planning team that will work to address how we can best utilize each other’s capabilities and bring our companies together.

10.	What does this mean for vendors?

•	Until the transaction closes, we will continue to operate as usual, and vendors should not expect any changes to their existing contracts, pricing, or how they do business with Deltic.

11.	How will this combination affect our customers?

•	We will be contacting customers to inform them about this announcement.

•	This announcement will have no impact on the way we do business with our customers and we will continue delivering high quality products and service that our customers have come to expect from Deltic. In fact, we believe that this transaction will enable us to enhance our product offering and better serve our customers.

12.	Who can I contact if I have more questions?

•	Please contact Anna Torma, Deltic Corporate Strategy and Investor Relations, at (870) 881-6463, or anna_torma@deltic.com.

ADDITIONAL INFORMATION

This communication is being made in respect of the proposed merger transaction involving Potlatch Corporation (“Potlatch”) and Deltic Timber Corporation (“Deltic”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed merger, Potlatch and Deltic will file relevant materials with the Securities and Exchange Commission (“SEC”), including a Potlatch registration statement on Form S-4 that will include a joint proxy statement of Potlatch and Deltic and also constitutes a prospectus of Potlatch. Potlatch and Deltic also plan to file other documents with the SEC regarding the proposed merger transaction and a definitive joint proxy statement/prospectus will be mailed to stockholders of Potlatch and Deltic. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF POTLATCH AND DELTIC ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The joint proxy statement/prospectus, as well as other filings containing information about Potlatch and Deltic will be available without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Potlatch’s website at http://www.potlatchcorp.com under the Investor Resources tab (in the case of documents filed by Potlatch) and on Deltic’s website at https://www.deltic.com under the Investor Relations tab (in the case of documents filed by Deltic).

Potlatch and Deltic, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Deltic and Potlatch in respect of the proposed merger transaction. Certain information about the directors and executive officers of Potlatch is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 3, 2017 and its Current Report on Form 8-K, which was filed on May 1, 2017. Certain Information about the directors and executive officers of Deltic is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on March 7, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 20, 2017, its supplement to the proxy statement for its 2017 annual meeting of the stockholders, which was filed with the SEC on March 30, 2017 and its Current Reports on Form 8-K, which were filed with the SEC on September 1, 2017, May 2, 2017, March 8, 2017 and February 27, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC when they become available.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

This communication contains certain forward-looking information about Potlatch and Deltic that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. These forward-looking statements include, without limitation, statements relating to the terms and closing of the proposed transaction between Potlatch and Deltic, the proposed impact of the merger on Potlatch’s financial results, the estimated distribution of Deltic’s accumulated earnings and profits, and the integration of Deltic’s operations. You should carefully read forward-looking statements, including statements that contain these words, because they discuss the future expectations or state other “forward-looking” information about Potlatch and Deltic. A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, many of which are beyond the parties’ control, including the parties’ ability to consummate the transaction or satisfy the conditions to the completion of the transaction, including the receipt of stockholder approvals, the receipt of regulatory approvals required for the transaction on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; the risk that integration of Deltic’s operations with those of Potlatch will be materially delayed or will be more costly or difficult than expected; the failure of the proposed merger to close for any other reason; the effect of the announcement of the merger on customer relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees or customers); dilution caused by Potlatch’s issuance of additional shares of its common stock in connection with the merger; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the diversion of management time on transaction related issues; the estimation of Deltic’s accumulated earnings and profits is preliminary and may change with further due diligence; general competitive, economic, political and market conditions and fluctuations, including changes in interest rates, credit availability, adverse weather, cost and availability of materials used to manufacture products, natural gas pricing and volumes produced; changes in the regulatory environment; the cyclical nature of the industry in which the parties operate; and the other factors described in Potlatch’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and in its most recent Quarterly Reports on Form 10-Q filed with the SEC, or described in Deltic’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and its most recent Quarterly Reports on Form 10-Q filed with the SEC. Potlatch and Deltic assume no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, all of which speak only as of the date hereof.